Exhibit 99.(r)

Initial Summary Prospectus

[___], 2022

Farmers EssentialLife® Variable Universal Life

A Flexible Premium Variable Universal Life Insurance Policy

Issued By:

Farmers New World Life Insurance Company

Summary Prospectus for New Investors

This summary prospectus summarizes key features of the Policy. Before you invest, you should also review the prospectus for the Farmers EssentialLife® Variable Universal Life Policy, which contains more information about the Policy’s features, benefits, and risks. You can find this document and other information about the Policy online at https://www.farmers.com/life-insurance/prospectus-and-annual-reports/. You can also obtain this information at no cost by calling 1-877-376-8008.

You may cancel your Policy within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total contract value. You should review the prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

Additional general information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Table of Contents

Glossary	1
Important Information You Should Consider about the Policy	3
Overview of the Contract	5
Standard Death Benefits	6
Other Benefits Available Under the Policy	8
Premiums	9
How Your Policy Can Lapse	11
Making Withdrawals: Accessing the Money in Your Policy	12
Additional Information About Fees	13
Appendix: Portfolios Available Under the Policy	A-1

Glossary

For your convenience, we are providing a glossary of the special terms we use in this summary prospectus.

Accumulation Unit Value. An accounting unit we use to calculate Subaccount values. It measures the net investment results of each of the Subaccounts.

Attained Age. The sum of the Issue Age plus the number of Policy Years completed since the Issue Date.

Beneficiary. The Beneficiary is the natural person(s) or the entity(ies) named to receive the Death benefit Amount Payable at the Insured’s death.

Business Day. Each day that the NYSE is open for regular trading. Farmers New World Life Insurance Company is open to administer the Policy on each day the NYSE is open for regular trading. When we use the term “Business Day” in the Prospectus, it has the same meaning as the term “Valuation Day” found in the Policy.

Cash Surrender Value. The amount we will pay you if you fully surrender the Policy while it is in force. The Cash Surrender Value on the date you surrender is equal to: the Contract Value, minus the Surrender Charge, if any, minus any Monthly Deduction due and unpaid, and minus any Policy Loan Balance.

Company (we, us, our, Farmers, FNWL). Farmers New World Life Insurance Company

Contract Value. On the Valuation Day, the Contract Value is equal to the Fixed Account Value plus the Subaccount Policy Value plus any Loan Account Value.

Death Benefit Amount Payable. If the Insured dies while the Policy is In Force, the amount we will pay to the Beneficiary on receipt of satisfactory Proof of Death is the Death Benefit in effect as of the date of death; less any Monthly Deductions due and unpaid at the date of death; less any Policy Loan Balance; plus the amounts to be paid under the terms of any attached riders.

Face Amount. An amount chosen by you that is used to determine the Death Benefit. The actual Death Benefit Amount Payable paid upon death may be more or less than the Face Amount. Face Amount is sometimes referred to as Principal Sum.

Fixed Account. An account that is secured by our general account, and is not a part of or dependent on the investment performance of the Variable Account.

Fixed Account Value. The portion of your Contract Value allocated to the Fixed Account. Your Policy’s Fixed Account Value is backed by our general account, and is not a part of or dependent on the investment performance of the Variable Account.

Fund(s). Investment companies that are registered with the SEC. The Policy allows you to invest in the portfolios of the funds that are listed on the front page of the Prospectus.

General Account. The account containing all of Farmers’ assets, other than those held in its separate accounts.

Home Office. The address of our Home Office is 3120 139th Ave SE, Suite 300, Bellevue, WA 98005.

Initial Premium. The amount you must pay before insurance coverage begins under the Policy. The initial premium is shown on your Policy’s specification page.

Insured. The natural person whose life is Insured by this Policy.

Issue Age. The Insured’s age as of his/her last birthday on this Policy’s Issue Date.

Issue Date. The effective date for the insurance coverage under this Policy, provided the first Premium Payment has been made. Policy Months, Years, and Anniversaries are measured from the Issue Date.

Loan Account Value. The portion of your Contract Value allocated to the loan account.

Lapse. The termination of this Policy due to nonpayment of sufficient Premium Payments or Loan Repayments. A policy that has lapsed provides no further values or benefits.

Monthly Deduction. The amount we deduct from the Contract Value each month to pay for the insurance coverage. The Monthly Deduction is the Cost of Insurance Charge for the Policy; plus the Risk Charges of any attached riders; plus the Monthly Administration Charge; plus any Monthly Underwriting and Sales Expense Charge.

Monthly Due Date. The day of each month on which Monthly Deductions are determined and become due. It is on the same day of the month as the Issue Date.

NYSE. The New York Stock Exchange

Outstanding Loan Amount. The Policy Loan Balance is the sum of Policy Loans taken; plus accrued loan interest; minus the sum of Loan Repayments. The loan account is part of our General Account. The outstanding loan amount, or loan account value, is defined as the “Policy Loan Balance” in the Policy.

Portfolio. A series of a Fund with its own objective and policies, which represents shares of beneficial interest in a separate portfolio of securities and other assets. Portfolio is sometimes referred to herein as a Fund.

Premium Class. An underwriting classification that is used to determine the Monthly Deduction, Surrender Charge, and Minimum Premium.

Premiums. Any Planned or Unplanned Premium Payment for this Policy and any attached riders. When we use the term “premium” in the Prospectus, it generally has the same meaning as “Premium Payments” in the Policy, refers to planned or unplanned premium payments, and means a premium without a premium expense charge applied.

Premium Expense Charge. An amount deducted from each Premium Payment before the remainder of the premium payment is allocated to the Subaccounts and Fixed Account based on your current allocation percentages for Premium Payments.

Reallocation Date. The first Valuation Day on or after the Record Date; plus the number of days in the Right to Examine Period; plus 10 days.

Record Date. The date we record your Policy on Our books as an In Force policy.

Right to Examine Period. The period when you may return the Policy and receive a refund of the greater of all premiums you paid for the Policy or the Contract Value on the date we receive the returned Policy at Our Home Office. The length of the Right to Examine period varies by state. It will be at least 10 days from the date you receive the Policy. The first page of your Policy shows your Right to Examine Period.

Service Center. The address of the Service Center is P.O. Box 724208, Atlanta, GA 31139. Infosys McCamish Systems, L.L.C. is the administrator of the Policy. You can call the Service Center toll-free at 1-877-376-8008.

Subaccount. The Subaccounts are invested in distinct underlying fund portfolios. The Accumulation Unit Value of each Subaccount will fluctuate in accordance with the investment experience of the Subaccount’s underlying fund portfolios.

Surrender. The termination of the Policy at the option of the Owner.

Surrender Charge. The amount, based on the Face Amount, we charge you to fully surrender the Policy. The Surrender Charge is equal to (a) + (b), where (a) is the Surrender Charge for the Face Amount on the issue date; and (b) is the Surrender Charge for each increase in Face Amount. The Surrender Charge applies during the first nine years after the Issue Date and the first nine years after each increase in Face Amount.

Tax Code. The Internal Revenue Code of 1986, as amended.

Variable Account. Farmers Variable Life Separate Account A. It is a separate investment account that is divided into subaccounts, each of which invests in a corresponding portfolio of a designated fund.

Written Notice. The Written Notice you must sign and send us to request or exercise your rights as Owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine is necessary, and (3) be received at our Service Center.

You (your, Owner). The person entitled to exercise all rights as Policy Owner under the Policy.

Important Information You Should Consider about the Policy

FEES AND EXPENSES
Charges for Early Withdrawal

There are surrender charges assessed if your Policy is surrendered during the first 9 Policy years, or within 9 years following any increase in Face Amount. The amount of the charge depends on the age of the insured person and other factors, but the maximum charge is $44.40 per $1000 of Face Amount. For example, if the Face Amount is $100,000, the highest possible surrender charge would be $4,440.

See “Charges and Deductions – Surrender Charge” of the prospectus.

Transaction Charges

In addition to surrender charges (if applicable), you may also be charged for the following transactions:

A premium expense charge will be deducted upon the payment of each premium.

A partial surrender processing fee will be deducted upon any partial surrender.

A transfer fee may be deducted upon transfers into or out of a variable subaccount (or the fixed account) after you have made more than 12 such transfers in a year.

A fee may be charged upon request for an additional annual report.

See “Charges and Deductions” of the prospectus.

Ongoing Fees and Expenses (annual charges)

In addition to surrender charges and transaction charges, you will also be subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits under the Policy.  Some of these fees and expenses are based wholly or in part on the characteristics of the insured person (e.g., age, sex, and underwriting classification).  You should view the policy specifications page of your Policy for rates applicable to your Policy.

See “Charges and Deductions” of the prospectus.

You will also bear expenses associated with the underlying portfolios under the Policy, as shown in the following table: [TO BE FILED BY AMENDMENT]

	Annual Fee	Minimum	Maximum
	Investment options (Portfolio fees and expenses)*	[0.xx%]	[x.xx%]
*As a percentage of Portfolio net assets.

See “Appendix: Portfolios Available Under the Policy” of this summary prospectus.

RISKS
Risk of Loss	You can lose money by investing in the Policy. See “Principal Policy Risks” of the prospectus.
Not a Short-Term Investment

The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges, including the premium expense charge and the surrender charge, as well as potential adverse tax consequences from such short-term use.

See “Principal Policy Risks – Effects of Surrender Charges” of the prospectus.

Risks Associated with Investment Options

An investment in the Policy is subject to the risk of poor performance and can vary depending on the performance of the Subaccount allocation options available under the Policy (i.e., Portfolios). Each such option (as well as the Fixed Account) will have its own unique risks, and you should review these options before making an allocation decision.

See “Principal Policy Risks – Risk of Poor Investment Performance” of the prospectus.

Insurance Company Risks

Your investment in the policy is subject to risks related to Farmers New World Life Insurance Company (“Farmers”), including that the obligations (including under the Fixed Account option), guarantees, or benefits are subject to the claims-paying ability of Farmers. Information about Farmers, including its financial strength ratings, is available upon request from your Farmers representative. Our current financial strength ratings can also be obtained by contacting the Service Center at 1-877-376-8008.

See “Farmers New World Life Insurance Company and Fixed Account – Farmers New World Life Insurance Company” of the prospectus.

Contract Lapse

The Policy may lapse as a result of insufficient premium payments, poor performance of the variable Subaccounts and/or Fixed Account you have chosen, withdrawals, or unpaid loans or loan interest. If a default is not cured within a 61-day grace period, your policy will lapse without value, and no death benefit or other benefits will be payable. You can apply to reinstate a policy that has gone into default, subject to conditions including payment of a specified amount of additional premiums.

See “Policy Lapse and Reinstatement” of the prospectus.

RESTRICTIONS
Investments

There are limitations on the transfer of Policy value among investment options (i.e., Subaccounts and the Fixed Account).. These restrictions include an annual limit on the number of free transfers you may make, and a charge for transfers in excess of that limit, as well as a minimum dollar amount for transfers. We also impose additional restrictions to discourage market timing and disruptive trading activity.

See “Transfers” of prospectus.

The Policy also allows us to eliminate the shares of a Portfolio or class of Portfolio shares, or to substitute shares of another new or existing Portfolio, subject to applicable legal requirements.

See “The Variable Account and the Portfolios” of the prospectus.

Optional Benefits

There are restrictions and limitations relating to supplemental benefits (riders) offered under the Policy, as well as conditions under which a supplemental benefit may be modified or terminated by us. For example, certain supplemental benefits may be subject to underwriting, and your election of an option may result in restrictions on certain policy benefits.

See “Other Benefits Available Under the Policy” of the prospectus.

TAXES
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy. There is no additional tax benefit to you if the policy is purchased through a tax-qualified plan. If we pay out any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution would generally be treated as a return of the premiums you’ve paid and not subjected to income tax, unless the Policy is a Modified Endowment Policy in which case to the extent there are earnings in the contract, they will be treated as being distributed first and subject to tax. Any portion not treated as a return of your premiums includible in your income. Distributions also are subject to tax penalties under some circumstances.

See “Federal Tax Considerations” of the prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation

Some investment professionals may receive compensation for selling the Policy, including by means of commissions and revenue sharing arrangements. These investment professionals may have a financial incentive to offer or recommend the Policy over another investment.

See “Additional Information” of the prospectus.

Exchanges

Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own, and you should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing policy.

See “The Policy –Tax-Free ‘Section 1035’ Exchanges” of the prospectus.

Overview of the Policy

Purpose

The purpose of the Policy is to provide lifetime insurance protection, with a death benefit payable if the insured dies while the Policy is in effect. The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy may be appropriate for persons seeking both life insurance protection and the potential for the accumulation of cash values.

Premiums

You can vary the frequency and amount of premiums subject to certain limitations discussed in the Premium Flexibility section of this Prospectus. You may be able to skip premium payments under certain circumstances. However, you greatly increase your risk of Lapse if you do not regularly pay premiums at least as large as the current minimum premium. After you pay an Initial Premium, you can pay subsequent Premiums (minimum $25) at any time.

You may allocate premiums to one or more Subaccounts of the Variable Account. Each Subaccount invests exclusively in one of the Portfolios listed in “Appendix: Portfolios Available Under the Policy” of this summary prospectus. Investment returns from amounts allocated to the Subaccounts will vary each day with the investment experience of these Subaccounts. You may also allocate premiums to the Fixed Account where we guarantee that it will earn interest at an annual rate of at least 2.5%. We may declare higher rates of interest, but are not obligated to do so.

Policy Features

Death Benefit

As long as the Policy remains in force, we will pay a death benefit payment to the Beneficiary on receipt of due proof of death. You may choose one of two death benefit options under the Policy which are described below under “Standard Death Benefits – Death Benefit Options.”

Surrender

At any time while the Policy is in force, you may fully Surrender your Policy and receive the Cash Surrender Value. After the first Policy year, you may withdraw part of the Cash Surrender Value, subject to certain restrictions. Surrenders may have tax consequences. See “Full and Partial Surrenders” of this summary prospectus.

Loans

You may take a loan against the Policy, unless it is a Modified Endowment Contract, by submitting a signed request to the Service Center. Generally, the minimum amount of each loan is $250. Interest is charged on each loan. If there is an outstanding loan the amount of the loan and accrued interest will be deducted from the death benefit and other Policy proceeds.

Supplemental Benefits (Riders)

The Policy offers the following riders that provide supplemental benefits under the Policy.

•	Accelerated Benefit Rider for Terminal Illness

•	Accidental Death Benefit Rider

•	Automatic Increase Benefit

•	Children’s Term Insurance Rider

•	Waiver of Deduction Rider

•	Monthly Disability Benefit Rider (not available under Policies issued after August 7, 2015)

Standard Death Benefits

Death Benefit Amount Payable

As long as the Policy is in force, we will pay the Death Benefit Amount Payable once we receive satisfactory proof of the Insured’s death at our Home Office. We may require return of the Policy. We will pay the Death Benefit Amount Payable to the primary Beneficiary or a contingent beneficiary. If the Beneficiary dies before the Insured and there is no contingent beneficiary, we will pay the Death Benefit Amount Payable to the Owner or the Owner’s estate. We will pay the Death Benefit proceeds in a lump sum or a series of payments according to the payment option selected by the Beneficiary. For more information, see the “Payment Options” section in the SAI.

Death benefit Amount Payable equals:	• the death benefit (described below) in effect as of the date of the Insured’s death; minus
• any Monthly Deductions due and unpaid at the date of the Insured’s death; minus
• any Outstanding Loan Amount you owe on the Policy loan(s); plus
• the amounts to be paid under the terms of any riders you added to the Policy.

If all or a part of the Death Benefit Amount Payable is paid in one lump sum and the amount is at least $10,000, we will place the lump-sum payment into an interest-bearing special account opened in the Beneficiary’s name unless the Beneficiary elects to receive the lump sum by check or payment by check is required by applicable law. We will provide the Beneficiary with a checkbook to access these Funds from the special account within seven days of receipt of due proof of death and payment instructions at the Home Office. The Beneficiary can withdraw all or a portion of the Death Benefit Amount Payable at any time, and will receive interest on the proceeds remaining in the account. The special account is part of our General Account, is not FDIC Insured, and is subject to the claims of our creditors. We may receive a benefit from the amounts held in the account.

We may further adjust the amount of the Death Benefit Amount Payable under certain circumstances. See the “Additional Policy Provisions – Our Right to Contest the Policy; Suicide Exclusion; Misstatement of Age or Gender” sections in the SAI.

Death Benefit Options

In your application, you tell us how much life insurance coverage you initially want to purchase on the life of the Insured. We call this the “Face Amount” of insurance. You also choose whether the death benefit we will pay is Option A (variable death benefit through Attained Age 99), or Option B (level death benefit through Attained Age 99). For Attained Ages 100 through 120, the death benefit equals the Contract Value.

You may change the death benefit option after the first Policy year if you send us a signed request for a Policy change, and, if you change from Option A to Option B, you send evidence of insurability satisfactory to us at the Service Center. A change in death benefit option may have tax consequences.

The variable death benefit under Option A is the greater of:	• your Policy’s Face Amount, plus your Contract Value on the date of the Insured’s death; or
• your Contract Value on the date of the Insured’s death multiplied by the applicable death benefit percentage.

Under Option A, the death benefit varies with the Contract Value.

The level death benefit under Option B is the greater of:	• your Policy’s Face Amount on the date of the Insured’s death; or
• your Contract Value on the date of the Insured’s death multiplied by the applicable death benefit percentage.

Under Option B, your death benefit generally equals the Face Amount and will remain level, unless the Contract Value becomes so large that the Tax Code requires a higher death benefit (Contract Value times the applicable death benefit percentage).

Under Option A, your death benefit will tend to be higher than under Option B. However, the monthly insurance charges we deduct will also be higher to compensate us for our additional risk. Because of this, your Contract Value will tend to be higher under Option B than under Option A.

In order for the Policy to qualify as life insurance, federal tax law requires that your death benefit be at least as much as your Contract Value multiplied by the applicable death benefit percentage. The death benefit percentage is based on the Insured person’s Attained Age. For example, the death benefit percentage is 250% for an Insured at age 40 or under, and it declines for older Insureds. The following table indicates the applicable death benefit percentages for different Attained Ages:

Attained Age	Death Benefit Percentage
40 and under	250%
41 to 45	250% minus 7% for each age over age 40
46 to 50	209% minus 6% for each age over age 46
51 to 55	178% minus 7% for each age over age 51
56 to 60	146% minus 4% for each age over age 56
61 to 65	128% minus 2% for each age over age 61
66 to 70	119% minus 1% for each age over age 66
71 to 74	113% minus 2% for each age over age 71
75 to 90	105%
91 to 94	104% minus 1% for each age over age 91
95 and above	100%

If the Tax Code requires us to increase the death benefit by reference to the death benefit percentages, that increase in the death benefit will increase our risk, and will result in a higher monthly cost of insurance.

Option A Example. Assume that the Insured’s Attained Age is under 40, that there have been no decreases in the Face Amount, and that there are no outstanding loans. Under Option A, a Policy with a Face Amount of $50,000 will have a death benefit equal to the greater of $50,000 plus Contract Value or 250% of the Contract Value. Thus, a Policy with a Contract Value of $10,000 will have a death benefit of $60,000 (that is, the greater of $60,000 ($50,000 + $10,000) or $25,000 (250% of $10,000)).

However, once the Contract Value exceeds $33,334, the death benefit determined by reference to the death benefit percentage ($33,334 X 250% = $83,335) will be greater than the Face Amount plus Contract Value ($50,000 + $33,334 = $83,334). Each additional dollar of Contract Value above $33,334 will increase the death benefit by $2.50. This is a circumstance in which we have the right to prohibit you from paying additional Premiums because an additional dollar of premium would increase the death benefit by more than one dollar.

Similarly, under this scenario, any time Contract Value exceeds $33,334, each dollar taken out of Contract Value will reduce the death benefit by $2.50.

Option B Example. Assume that the Insured’s Attained Age is under 40, there have been no partial Surrenders or decreases in Face Amount, and that there are no outstanding loans. Under Option B, a Policy with a $100,000 Face Amount will generally have a $100,000 death benefit. However, because the death benefit must be equal to or be greater than 250% of Contract Value, any time the Contract Value exceeds $40,000, the death benefit will be determined as required by the Tax Code (Contract Value X 250%) and will exceed the Face Amount of $100,000. Each additional dollar added to the Contract Value above $40,000 will increase the death benefit by $2.50. This is a circumstance in which we have the right to prohibit you from paying additional Premiums because an additional dollar of premium would increase the death benefit by more than one dollar.

Similarly, so long as the Contract Value exceeds $40,000, each dollar taken out of the Contract Value will reduce the death benefit by $2.50.

Changing Death Benefit Options

After the first Policy year, you may change death benefit options or increase or decrease the Face Amount once each Policy year if you send us a signed request for a Policy change and, in certain instances, the Insured provides evidence of insurability satisfactory to us (but you may not change both the death benefit option and Face Amount during the same Policy year, unless done simultaneously). Surrender Charges may apply. You may not decrease the Face Amount below the minimum Face Amount shown on your Policy specifications page.

Payment Options

There are several ways of receiving proceeds under the death benefit and Surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of the Variable Account. For a discussion of the settlement options described in your Policy, see “Payment Options” of the SAI.

Other Benefits Available Under the Policy

In addition to the standard death benefit associated with your Policy, other standard and/or optional benefits may also be available to you. The following tables summarize information about those benefits. Information about the fees, if any, associated with each benefit identified below may be found below under “Additional Information About Fees.”

Standard Benefits (No Additional Charge)
Name of Benefit	Purpose	Brief Description of Restrictions/Limitation
Accelerated Benefit Rider for Terminal Illness	Access up to 50% of the Death Benefit (subject to a $150,000 maximum) under the Policy if the Insured is diagnosed with a terminal illness as defined in the Policy.

•     The Policy’s expiration/maturity date must be more than 2 years from the request of the benefit under this rider.

•     Consent from irrevocable beneficiaries and permitted assignees, if any, needed.

•     No benefit if the Policy Owner is a) required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise, or b) required by a government entity to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement, or for any other reason.

•     No benefit if the Terminal Illness results from actions of the Insured that are intended or would be expected to result in injury.

Automatic Increase Benefit Rider	Automatic annual increases in Face Amount.

•     Increases apply on each Policy Anniversary prior to the Insured’s Attained Age 55, or on the first two Policy Anniversaries if the Insured’s Issue Age is between 53 and 55 when the rider is issued.

•     The rider ends when the Insured attains age 55.

Optional Benefits
Name of Benefit	Purpose	Brief Description of Restrictions/Limitation
Accidental Death Benefit Rider	Payment of an additional death benefit if the Insured’s death was caused by accidental bodily injury.

 •     Exclusions from Coverage – Death resulting from:

o     Suicide whether sane or insane;

o     War or any act attributable to war, declared or undeclared, whether the Insured is in the military service or not;

o     Bodily or mental infirmity, illness or disease of any kind;

o     Bacterial infection other than infection occurring as a result of accidental or external bodily injuries;

o     Committing or attempting to commit an assault or felony;

o     Voluntary taking of any poison, drug or sedative, asphyxiation from voluntary inhalation of gas;

o     Participating in aviation, except as a passenger.

Children’s Term Insurance Rider	Term insurance on the Insured’s current and future legal dependent children.	• Insurance coverage for each insured child continues until the earlier: (1) the child’s 22nd birthday, or (2) the Insured reaches Attained Age 65.
Waiver of Deduction Rider	Waives Monthly Deductions due to the Insured’s qualifying total disability. This rider may help prevent the Policy from lapsing during a period of total disability by waiving Monthly Deductions.

 •      Exclusions from coverage – disability resulting from:

o     Intentional self-inflicted injury;

o     War or any act attributable to war, declared or undeclared, while the Insured is in the military, naval or air service of any country;

o     Participation in aviation, except as a passenger

Premiums

Purchasing a Policy

To purchase a Policy, you must send the application and, in most cases, an Initial Premium, to us through any licensed Farmers insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter that offers the Policy, Farmers Financial Solutions, LLC.

There may be delays in our receipt of an application that are outside of our control because of the failure of the agent to forward the application to us promptly, or because of delays in determining that the Policy is suitable for you. Any such delays will affect when your Policy can be issued and when your Initial Premium is allocated to one or more Subaccounts of the Variable Account and/or to the Fixed Account.

We determine the minimum Face Amount (an amount that is used to determine the death benefit) for a Policy based on the Attained Age of the Insured when we issue the Policy. The minimum Face Amount for the preferred and premier Premium Classes is $150,000; $75,000 for standard/nicotine Premium Class Insureds age 21-50; and $50,000 for all others. The maximum Issue Age for Insureds in the preferred and premier underwriting classes is age 75; in the juvenile underwriting class is age 20; and in the standard Premium Classes is age 80. We base the minimum Initial Premium for your Policy on a number of factors including the age, gender and Premium Class of the Insured and the Face Amount. We currently require a minimum Initial Premium as shown on your Policy specifications page.

Premium Flexibility

You have flexibility to determine the frequency and the amount of the Premiums you pay. You do not have to pay Premiums according to any schedule. However, you greatly increase your risk of Lapse if you do not regularly pay Premiums at least as large as the current minimum premium. Paying the minimum Premiums for the Policy will not necessarily keep your Policy in force. It is likely that additional Premiums will be necessary to keep the Policy in force until maturity.

Before the Issue Date of the Policy (or if premium is paid on delivery of the Policy, before the Record Date), we will require you to pay the minimum premium indicated on your Policy specifications page. Thereafter, you may pay Premiums ($25 minimum) at any time. You must send all Premiums to our Service Center or to your agent. We reserve the right to limit the number and amount of any unscheduled Premiums. You may not pay any Premiums once the Insured reaches Attained Age 100.

We deduct a premium expense charge from each premium payment, after which the remainder of the premium payment is allocated to the Subaccounts and the Fixed Account based on your current allocation percentages for premium payments (Initial Premiums are assessed the premium expense charge and the remainder of the premium is allocated to the Fixed Account until the Reallocation Date). We retain the premium expense charge to compensate us for certain expenses such as premium taxes and selling expenses. See “Charges and Deductions – Premium Deductions” of the prospectus.

We will treat any payment you make as a premium unless you clearly mark it as a loan repayment. We have the right to limit or refund any premium, if the premium would disqualify the Policy as a life insurance contract under the Tax Code, or if the payment would increase the death benefit by more than the amount of the premium.

Planned Premiums. You may determine a planned premium schedule that allows you to pay level Premiums at fixed intervals over a specified period of time. You are not required to pay Premiums according to this schedule. You may change the amount and frequency of your planned Premiums by sending us a written request. We have the right to limit the amount of any increase in planned Premiums. Even if you pay your planned Premiums on schedule, your Policy will Lapse unless your Cash Surrender Value is positive or your Policy passes the Grace Exemption Test. See the “Principal Policy Risks – Risk of Lapse” of the prospectus and the “How Your Policy Can Lapse” section of this summary prospectus.

Electronic Payments and Billing. If you authorize electronic payment of your Premiums from your bank account, the total amount of Premiums being debited, must be at least $25 per month. If you request to be billed for your planned Premiums, the total amount billed must be at least $300 per year. You can be billed on an annual, semi-annual, quarterly or monthly basis for the applicable fraction of $300, but the total for the year must add up to at least $300.

You can stop paying Premiums at any time and your Policy will continue in force until the earlier of the Maturity Date (when the Insured reaches Attained Age 121), or the date when either (1) the Insured dies, or (2) the Policy Lapses, or (3) we receive your signed request to Surrender the Policy in full.

Minimum Premiums

Paying the minimum premium is one way to reduce the risk that your Policy will Lapse without value. You greatly increase the risk of your Policy lapsing if you do not regularly pay Premiums at least as large as the current minimum premium. However, paying the minimum Premiums for the Policy will not necessarily keep your Policy in force.

It is likely that you will be required to pay additional Premiums in order to keep your Policy in force until maturity.

For a full discussion of the conditions that will cause the Policy to enter the grace period, please see the “How Your Policy Can Lapse” section of this summary prospectus.

The initial minimum premium is shown on your Policy specifications page. The minimum premium depends on a number of factors including the age, gender, and Premium Class of the proposed Insured, and the Face Amount.

The minimum premium will change if:

•	you increase or decrease the Face Amount;
•	you change the death benefit option;
•	you change or add a rider;
•	you take a partial Surrender when you have elected the level death benefit option (Option B); or
•	the Insured’s Premium Class changes (for example, from nicotine to non-nicotine, or from substandard to standard).

Your Policy can Lapse before maturity, depending on the amount of Premiums you pay, whether you take loans and partial Surrenders or increase the Face Amount of your Policy, if the investment results of the Subaccounts in which you invest your Contract Value are unfavorable, or whether your current insurance charge increases. Your agent can provide you with a personalized illustration that can show how many years your Policy would stay in force under various premium and hypothetical investment scenarios. For certain Issue Ages, classes and Policy sizes, this illustration may show that regular payments of the minimum premium will keep your Policy in force several years even if investment results are very low and even if we impose the maximum charges allowed by the Policy, so long as you do not take a loan or partial Surrender or increase the Face Amount of your Policy. This is not true for all ages, classes, and investment results, however. So we encourage you to ask your agent for a personalized illustration to help you decide what level of premium payments to pay in your particular circumstances.

Allocating Premiums

When you apply for a Policy, you must instruct us to allocate your Initial Premium(s) to one or more Subaccounts of the Variable Account and to the Fixed Account according to the following rules:

•	You must put at least 1% of each premium in any Subaccount you select or the Fixed Account.
•	Allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

You can change the allocation instructions for additional Premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory). For more information, see the “Premiums – Allocating Premiums” section of the prospectus.

Personalized Illustrations

Your Policy can Lapse before maturity, depending on the Premiums you pay and the investment results of the Subaccounts in which you invest your Contract Value. Your agent can provide you, free of charge, with personalized illustrations that can show how many years your Policy would stay in force under various premium and hypothetical investment scenarios. You should request personalized illustrations from your agent to help you decide what level of premium payments to pay in your particular circumstances.

How Your Policy Can Lapse

Lapse

The following flow chart shows the process used to determine if the Policy will enter the 61-day grace period:

**	These two conditions make up the Grace Exemption Test. If the answer to both questions is “Yes,” then the Grace Exemption Test is passed.

If your Policy enters into a grace period, we will mail a notice to your last known address and to any assignee of record. We will mail the notice at least 61 days before the end of the grace period. The notice will specify the minimum payment that you must pay to prevent your Policy from lapsing and the final date by which we must receive the payment at the Service Center in order to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate.

It is possible that we may require you to pay an additional premium (over and above the premium specified in the Lapse notice) if the investment performance of your Policy is unfavorable during the grace period.

In order to prevent your Policy from lapsing, the premium payment you pay must be large enough to cause either one of the following conditions:

Condition One: After deducting the Monthly Deduction due on the first two Monthly Due Dates following the first day of the grace period, the Cash Surrender Value would be positive.

Condition Two: The Policy passes the Grace Premium Test after two more minimum Premiums are added to the cumulative minimum Premiums following the first date of the grace period.

Reinstatement

We will consider reinstating a Lapsed Policy within three years, unless otherwise required by state law, after the Policy enters a grace period that ends with a Lapse (and prior to the Maturity Date).

If your Policy has Lapsed, you must do the following to reinstate the Policy:

1.	Provide evidence of insurability sufficient to demonstrate that there has been no material change in the health of the Insured since the Issue Date and that there has been no material change in the health of any natural persons covered under any riders attached to this policy since that rider’s Issue Date;
2.	Pay sufficient premium payments such that after deducting all due and unpaid Monthly Deductions from the first day of the Grace Period to and including the effective date of Reinstatement: a) You must pay sufficient premium payments such that after deducting all due and unpaid Monthly Deductions from the first day of the Grace Period to and including the effective date of Reinstatement; and (b) You must pay sufficient premium payments so the policy would pass the Grace Exemption Test (described in the diagram above) is passed as of the effective date of the reinstatement of the Policy, plus pay an additional three minimum premium payments.

We will not reinstate any indebtedness unless required by state law.

We will not consider your request for reinstatement unless you have made sufficient premium payments and provided the requested evidence of insurability. Until we have received all required Premiums and evidence of insurability, we will hold your Premiums in the Reinstatement Suspense Account without interest. If your reinstatement Premiums have been in our Reinstatement Suspense Account for more than 60 days, we will send a notice to your address of record reminding you that your Policy will remain Lapsed until you send in the required items and we approve your application. After we have held your reinstatement Premiums in our Reinstatement Suspense Account for 90 days, we will return your reinstatement Premiums to you and you will be required to re-apply for reinstatement of your Policy.

We may decline a request for reinstatement. We will not reinstate a Policy that has been surrendered for the Cash Surrender Value or that had an Outstanding Loan Amount on the date of Lapse.

Making Withdrawals: Accessing the Money in Your Policy

Full Surrender

You may make a written request to fully Surrender your Policy for its Cash Surrender Value, as calculated at the end of the Business Day on which we receive your signed request, unless you specify a later Business Day in your request. Please send your written request to the Service Center. The Cash Surrender Value is the amount we pay when you fully Surrender your Policy while it is in force.

The Cash Surrender Value on any Business Day equals:

•	the Contract Value as of such date; minus
•	any Surrender Charge as of such date; minus
•	any Monthly Deductions due and unpaid as of such date; minus
•	any Outstanding Loan Amount (including interest you owe) as of such date.

We will price complete Surrender requests that we receive from you at our Service Center before the NYSE closes for regular trading (usually, 4:00 p.m. Eastern Time, 1:00 p.m. Pacific Time) using the Accumulation Unit value determined at the close of that regular trading session of the NYSE. If we receive your complete Surrender request after the close of regular trading on the NYSE, we will price your Surrender request using the Accumulation Unit value determined at the close of the next regular trading session of the NYSE, unless you specify a later Business Day in your request.

Partial Surrenders

After the first Policy year, you may request a partial Surrender of a portion of your Cash Surrender Value, subject to certain conditions.

Processing Fee for Partial Surrenders. Whenever you take a partial Surrender, we deduct a processing fee according to your instructions (or on a pro rata basis if you provide no instructions) from the Subaccounts and the Fixed Account equal to the lesser of $25 or 2% of the amount withdrawn.

If the level death benefit (Option B) is in effect at the time of a partial Surrender, we will reduce the Face Amount by the amount of the partial Surrender (but not by the processing fee). See the “Death Benefit – Changing the Face Amount – Decreases” section of the prospectus. We will not allow any partial Surrender to reduce the Face Amount below the minimum Face Amount set forth in your Policy specifications page.

Full and partial surrenders are subject to conditions. See the “Full and Partial Surrenders” section of the prospectus. In addition, income taxes, tax penalties and certain restrictions may apply to any full Surrender or partial Surrenders you make. See the “Federal Tax Consideration” section of the prospectus.

When We Will Make Payments

We usually pay the amounts of any full Surrender, partial Surrender, Death Benefit Amount Payable, loans, or settlement options within seven calendar days after we receive all applicable Written Notices and/or due proofs of death. However, we can postpone such payments if:

•	the NYSE is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or
•	the SEC permits, by an order, the postponement for the protection of Policy Owners; or
•	the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of their value not reasonably practicable.

If you have submitted a recent check or draft, we have the right to defer payment of a full Surrender, a partial Surrender, Death Benefit Amount Payable, or payments under a settlement option until such check or draft has been honored.

Additional Information About Fees

The following tables describe the fees and charges that you will pay when buying, owning, and surrendering or making withdrawals from the Policy. Please refer to your Policy specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender or make withdrawals from the Policy, or transfer cash value between investment options.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Maximum Charge	Current Charge
Sales Expense Premium Taxes Total (As a percentage of Premiums paid)	Upon payment of each premium	4.8% 2.2% 7%	4.8% in years 1-10 years; 0.8% in years 11+ 2.2% 7% in years 1-10 years; 3% in years 11+
Maximum Deferred Sales Charge (Load)[1] (Per $1,000 of Face Amount) Minimum Charge in Policy Year 1[2] Maximum Charge in Policy Year 1[3] Charge for a Policy issued to a male at age 35, during Policy Year 1	Upon full Surrender of the Policy during first 9 Policy years, or within 9 years following any increase in Face Amount	$3.00 $44.40 $10.06	$3.00 $44.40 $10.06
Partial Surrender Processing Fees (As a percentage of the amount withdrawn, not to exceed $25.00)	Upon partial surrender	2.0%	2.0%
Transfer Fees	Upon transfer	First 12 transfers in a Policy year are free, $25 for each subsequent transfer	First 12 transfers in a Policy year are free, $25 for each subsequent transfer

1 The Surrender Charge is determined by applying a Surrender Charge Factor (see Appendix D) to the Face Amount, and dividing the result by 1,000.

2 This minimum charge is based on a female Insured age 0 at issue.

3 This maximum charge is based on a male Insured for a Policy that is issued at age 61.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Portfolio Company fees and expenses.

Periodic Charges Other Than Annual Portfolio Company Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Maximum Charge	Current Charge
Base Contract Charge:

Cost of Insurance[4] (No table rating factor charge or other extra charge5):

Minimum[6]

Maximum Charge[7]

Charge for a Policy insuring a male, Issue Age 35, in the standard non-nicotine Premium Class, in Policy year 5 with a Face Amount less than $150,000

	Monthly on the Issue Date and on each monthly due date	Per $1,000 of Risk Insurance Amount[8] $0.01 $37.12 $0.12	Per $1,000 of Risk Insurance Amount $0.01 $37.12 $0.06
Administrative Expenses	Monthly on the Issue Date and on each monthly due date	$12.00	$12.00, up to Attained Age 100

Monthly Underwriting and Sales Expense Charge

(Per $1,000 of original Face Amount and any Face Amount increase)

Minimum Charge[9]

Maximum Charge[10]

Charge for a Policy issued to a male at age 35, in a non-nicotine standard class, during the first year

	Monthly on Issue Date and on each Monthly Due Date during first 5 Policy years or within 5 years after any increase in Face Amount	$0.07 $2.21 $0.26	$0.07 $2.21 $0.25

4 Cost of insurance charges are based on the Insured’s Issue Age, gender, Premium Class, the Contract Value, the number of months since the Issue Date, and the amount of the Face Amount, among other factors. The cost of insurance rate you pay may increase annually with the age of the Insured. We currently apply higher cost of insurance rates for Policies with a Face Amount of less than $150,000. If you reduce your Face Amount below $150,000 at any time, then the higher rates will apply in most cases. The cost of insurance charges shown in the table may not be representative of the charges you will pay. Your Policy will indicate the guaranteed maximum cost of insurance charge applicable to your Policy. You can obtain more information about your cost of insurance charges by contacting your agent.

5 Table rating factor charges and flat extra charges are additional charges assessed on policies insuring individuals considered to have higher mortality risks based on our underwriting standards and guidelines.

6 The minimum charge is based on a female Insured, Issue Age 3, in the juvenile underwriting class.

7 This maximum charge is based on a male Insured, at Attained Age 99, in the nicotine underwriting class, who does not have a table rating factor charge. This maximum charge will be higher for a Policy with a table rating factor charge or a flat extra charge.

8 The Risk Insurance Amount, on the Monthly Due Date, equals the adjusted death benefit, minus the adjusted Contract Value on that date. The adjusted death benefit and the adjusted Contract Value are determined by using the Contract Value on the respective Monthly Due Date and deducting all applicable charges and fees, except the cost of insurance charge.

9 This minimum charge is based on a female Insured that is 0 at issue, assuming no subsequent increases in Face Amount.

10 This maximum charge is based on a male Insured at age 80.

Mortality and Expense Risk Fees (As an annualized percentage of daily net assets in each Subaccount)	Daily	0.60%	0.30%
Optional Benefit Charges:
Accelerated Benefit Rider for Terminal Illness	When a benefit is paid under this rider	$250 plus the actuarial discount	$150 plus the actuarial discount
Accidental Death Benefit Rider (Per $1,000 of rider Face Amount) Minimum Charge[11] Maximum Charge[12] Charge for an Insured at Attained Age 35	Monthly on the Issue Date and on each monthly due date	$0.08 $0.56 $0.08	$0.04 $0.51 $0.06
Children’s Term Insurance Rider (Per $1,000 of rider amount)	Monthly on Issue Date and on each Monthly Due Date	$0.87	$0.78
Monthly Disability Benefit Rider (Per $100 of monthly benefit) Minimum Charge[13] Maximum Charge Charge at the Insured’s Attained Age 35	Monthly on Issue Date and on each Monthly Due Date	$6 $62 $7	$4 $45 $4.5
Waiver of Deduction Rider (As a percentage of all other monthly charges) Minimum Charge[12] Maximum Charge Charge at the Insured’s Attained Age 35	Monthly on the Issue Date and on each monthly due date	6% 60% 7%	4% 45% 4.5%

The Policy charges a Monthly Deduction, which consists of the total of 1) Cost of Insurance, 2) Administrative Expenses, 3) Monthly Underwriting and Sales Expense Charge and 4) risk charges of any attached riders. See “Charges and Deductions – Monthly Deductions” of the prospectus.

The next item shows the minimum and maximum total operating expenses charged by the Portfolio Companies that you may pay periodically during the time that you own the Contract. [These amounts also include applicable Platform Charges if you choose to invest in certain Portfolio Companies.] A complete list of Portfolio Companies available under the Contract, including their annual expenses, may be found at the back of this document. [TO BE FILED BY AMENDMENT]

Annual Portfolio Company Expenses[14]	Minimum	Maximum
(expenses that are deducted from Portfolio Company assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	[___]%	[___]%

11 The minimum charge is based on a female Insured at Attained Age 11.

12 The maximum charge is based on a male Insured at Attained Age 69 whose occupation and/or avocations at issue lead us to believe the Insured’s risk of accidental death is roughly triple that of a representative Insured.

13 The minimum charge is for an Insured at Attained Age 21.

14 Before expense reimbursements or fee waiver arrangements. The Portfolio expenses used to prepare this table were provided to Farmers by the Portfolio(s). Farmers has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2021. Current or future expenses may be greater or less than those shown.

Appendix: Portfolios Available Under the Policy

The following is a list of Portfolios under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at https://www.farmers.com/life-insurance/prospectus-and-annual-reports/. You can also request this information at no cost by calling 1-877-376-8008.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher, and performance would be lower, if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance. [TO BE FILED BY AMENDMENT]

Investment Objective	Portfolio and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Seeks to provide a high total return (including income and capital gains) consistent with preservation of capital over the long term.	American Funds Asset Allocation Fund (Class 2 Shares) Investment Adviser: Capital Research and Management CompanySM	0.00%	0.00%	0.00%	0.00%
Seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks generally and (2) to provide a growing stream of income over the years. The fund’s secondary objective is to provide growth of capital.	American Funds Capital Income Builder® Fund (Class 2 Shares)* Investment Adviser: Capital Research and Management CompanySM
Seeks to provide growth of capital.	American Funds Growth Fund (Class 2 Shares) Investment Adviser: Capital Research and Management CompanySM
Seeks to provide a long-term growth of capital.	American Funds Global Growth Fund (Class 2 Shares) Investment Adviser: Capital Research and Management CompanySM
Seeks to provide long-term growth of capital while providing current income.	American Funds Capital World Growth and Income Fund (Class 2 Shares)* Investment Adviser: Capital Research and Management CompanySM
Seeks to achieve long-term growth of capital and income.	American Funds Growth-Income Fund (Class 2 Shares) Investment Adviser: Capital Research and Management CompanySM
Seeks to provide long-term growth of capital.	American Funds International Fund (Class 2 Shares) Investment Adviser: Capital Research and Management CompanySM
Seeks to achieve a high rate of total return.	DWS CROCI® U.S. VIP (Series II) (Class A Shares) Investment Adviser: DWS Investment Management Americas, Inc.

Investment Objective	Portfolio and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Seeks above-average capital appreciation over the long term.	DWS Global Small Cap VIP (Series I) (Class A Shares) Investment Adviser: DWS Investment Management Americas, Inc.
Seeks to provide a high level of current income.	DWS High Income VIP (Series II) (Class A Shares)* Investment Adviser: DWS Investment Management Americas, Inc.
Seeks long-term growth of capital.	DWS CROCI® International VIP (Series I) (Class A Shares)* Investment Adviser: DWS Investment Management Americas, Inc.
Seeks maximum current income to the extent consistent with stability of principal.	DWS Government Money Market VIP ( Series II) (Class A Shares) Investment Adviser: DWS Investment Management Americas, Inc.
Seeks capital growth.	BNY Mellon Opportunistic Small Cap Portfolio (Service Class Shares) Investment Adviser: Newton Investment Management North America, LLC
Seeks long-term capital appreciation.	BNY Mellon Sustainable U.S. Equity Portfolio, Inc. (Service Class Shares) Investment Adviser: BNY Mellon Investment Advisors, Inc. Subadviser: Newton Investment Management
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio (Service Class Shares) Investment Adviser: FMR Subadvisers: FMR UK, FMR HK, and FMR Japan
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity® VIP Index 500 Portfolio (Service Class Shares) Investment Adviser: FMR Subadviser: Geode
Seeks long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio (Service Class Shares) Investment Adviser: FMR Subadvisers: FMR UK, FMR HK, and FMR Japan
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Fidelity® VIP Freedom 2005 Portfolio (Service Class 2 Shares) Investment Adviser: FMR

Investment Objective	Portfolio and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Fidelity® VIP Freedom 2010 Portfolio (Service Class 2 Shares) Investment Adviser: FMR
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Fidelity® VIP Freedom 2015 Portfolio (Service Class 2 Shares) Investment Adviser: FMR Subadvisers: FMR UK, FMR HK, and FMR Japan
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Fidelity® VIP Freedom 2020 Portfolio (Service Class 2 Shares) Investment Adviser: FMR
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Fidelity® VIP Freedom 2025 Portfolio (Service Class 2 Shares) Investment Adviser: FMR
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.	Fidelity® VIP Freedom 2030 Portfolio (Service Class 2 Shares) Investment Adviser: FMR
Seeks high total return with a secondary objective of principal preservation.	Fidelity® VIP Freedom Income Portfolio (Service Class 2 Shares) Investment Adviser: FMR
Seeks high current income and, as a secondary objective, capital appreciation.	Fidelity® VIP FundsManager 20% Portfolio (Service Class 2 Shares)* Investment Adviser: FMR
Seeks high total return.	Fidelity® VIP FundsManager 50% Portfolio (Service Class 2 Shares)* Investment Adviser: FMR
Seeks high total return.	Fidelity® VIP FundsManager 70% Portfolio (Service Class 2 Shares)* Investment Adviser: FMR
Seeks high total return.	Fidelity® VIP FundsManager 85% Portfolio (Service Class 2 Shares)* Investment Adviser: FMR
Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.	Franklin Small Cap Value VIP Fund (Class 2 Shares) Investment Adviser: Franklin Mutual Advisors, LLC
Seeks long-term capital growth. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization and mid-capitalization companies.	Franklin Small-Mid Cap Growth VIP Fund (Class 2 Shares)* Investment Adviser: Franklin Advisors, Inc.

Investment Objective	Portfolio and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Henderson Balanced Portfolio (Service Class Shares) Investment Adviser: Janus Capital Management LLC
Seeks long-term growth of capital.	Janus Henderson Forty Portfolio (Institutional Shares) Investment Adviser: Janus Capital Management LLC
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO International Bond Portfolio (U.S. Dollar-Hedged) (Administrative Class Shares) Investment Adviser: Pacific Investment Management Company LLC (“PIMCO”)
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO Low Duration Portfolio (Administrative Class Shares) Investment Adviser: Pacific Investment Management Company LLC (“PIMCO”)
Seeks to provide as high a level of total return (consisting of reinvested income and capital appreciation) as is consistent with reasonable risk.	Principal SAM Balanced Portfolio (Class 2 Shares) Investment Adviser: Principal Global Investors, LLC
Seeks to provide a high level of total return (consisting of reinvestment of income and capital appreciation), consistent with a moderate degree of principal risk.	Principal SAM Conservative Balanced Portfolio (Class 2 Shares) Investment Adviser: Principal Global Investors, LLC
Seeks to provide long-term capital appreciation.	Principal SAM Conservative Growth Portfolio (Class 2 Shares) Investment Adviser: Principal Global Investors, LLC
Seeks to provide a high level of total return (consisting of reinvestment of income with some capital appreciation).	Principal SAM Flexible Income Portfolio (Class 2 Shares) Investment Adviser: Principal Global Investors, LLC
Seeks to provide long-term capital appreciation.	Principal SAM Strategic Growth Portfolio (Class 2 Shares) Investment Adviser: Principal Global Investors, LLC

*This Portfolio is subject to an expense reimbursement or fee waiver arrangement resulting in a temporary expense reduction. See the Portfolio’s prospectus for additional information.

SUMMARY PROSPECTUS BACK COVER

This summary prospectus incorporates by reference the prospectus for the Policy and the Statement of Additional Information (“SAI”), both dated [________], as amended or supplemented. The SAI may be obtained, free of charge, in the same manner as the statutory prospectus.

EDGAR Contract Identifier: C000064226